FREE WRITING PROSPECTUS

Filed by Bancshares of Florida, Inc. pursuant to Rule 433

Registration No. 333-132903

Filed by Bancshares of Florida, Inc. Pursuant to Rule 425

And Deemed Filed Pursuant to Rule 14a-12

Subject Company: Bristol Bank

No Commission File Number

This article appeared in the Naples Daily News on April 3, 2006

A bank that delivers

North Naples-based Bank of Florida keeps personal touches even as it expands to new cities

By I.M. Stackel

Monday, April 3, 2006

They won’t go as far as to say Bank of Florida is “flip-proof.”

But it wasn’t the founders’ intention when the bank was created in Naples in 1999.

No, this is not a Naples “flip,” said Mike McMullan, president and chief executive officer of Bancshares of Florida and its subsidiary, Bank of Florida.

The founders “didn’t have anything to prove except that they wanted a local bank,” he said. “We’re out to build something significant.”

While many smaller banks in Southwest Florida have been gobbled up by larger banks in the past decade — or at least hoped to be acquired — Bank of Florida appears to be bucking the trend.

Bank of Florida was born to serve the community banking market. Nothing more. Nothing less. With $663 million in assets, nine branches and one more on the horizon, the bank currently administers 9,200 accounts, said spokeswoman Sara Dewberry.

Door-to-door bankers

McMullan and Marty Mahan, Bancshares’ executive vice president and chief operating officer, who both worked for banks on Florida’s east coast, know they can’t compete with companies that seem to have branches on every cross street.

“We have the products and services for those clients, but we don’t have the convenience,” Mahan says.

Instead, they have “door-to-door bankers,” he said.

Rather than hiring courier services to transmit documents, they’ve got Bank of Florida employees driving little green Honda Elements around town making deliveries.

The bank’s focus is on entrepreneurs, individuals and businesses who want a close banking relationship, Mahan says.

Immokalee branch manager Lee Peacock said many of her customers formerly banked at First National Bank of Florida.

Cincinnati-based Fifth Third Bank merged last year with locally grown First National, and all First National branches took the Fifth Third name. It’s one of Naples’ most-talked about flips. Jim Goehler, president of Bank of Florida’s Southwest Division, acknowledged that despite the best intentions, there’s always a possibility his bank could be acquired.

“The board has a fiduciary duty to consider offers,” said Goehler, but noted that he hadn’t heard of any company approaching Bancshares of Florida directors to talk about buying the company.

The history

Walk into Bank of Florida and you likely will be greeted by name. When the Estero branch opens today at 23471 Walden Center Drive at the Coconut Point Town Center, it won’t have traditional teller lines — just bankers at old-fashioned wood desks.

“We can’t focus on volume, but we can focus on hospitality,” Mahan says.

That includes how Bank of Florida employees interact: with friendliness, with humor. While explaining the bank’s history, Mahan and McMullan fall into a half-private, casual and fun dialogue with each other.

Sitting in Bank of Florida’s Immokalee Road headquarters, Mahan and McMullan interact like what they say they are: old friends. They finish each other’s sentences.

McMullan worked for Bank of America and NationsBank; Mahan for Huntington Bancshares and Barnett Bank.

“Mike started with a small bank in Mississippi and I started with a small bank in Iowa,” Mahan says. “We’ve known each other for a long time as competitors,” Mahan said.

“But good friends,” McMullan interjects.

“Good friends,” Mahan quickly agrees.

“I got transferred to Fort Lauderdale. Mike was transferred to Fort Lauderdale. I’ve been in Jacksonville. (Mike’s) been in Jacksonville,” Mahan says, then pauses. “My point is, we both started in community banks and then ran multibillion-dollar divisions for Nations and Barnett. Now it’s come back down to doing this, and it is just great fun.”

Warmth and enthusiasm

There’s an infectious enthusiasm between McMullan and Mahan.

They generate warmth. And, they’re not given to withhold information.

Unlike many banks that require one to write and request major reports and percentages of director-owned stock, Bank of Florida’s Web site openly lists that information. And if you click on the founding directors’ names, bios spill out:

•	Donald R. Barber, vice chairman of Boran Craig Barber Engel Construction Co. and a 40-year veteran of Naples’ construction industry.

•	Joe B. Cox, partner in Cox & Nici, a Naples law firm.

•	Earl L. Frye, president and chief executive officer of Downing & Frye, and a Naples resident since 1962. He is now Bancshares’ chairman.

The list goes on.

McMullan said he got a call out of the blue in 1997 from Frye and John B. James, who had retired from Bank of America — then known as NationsBank and, before that, C&S Bank — saying they wanted to start up a bank.

They asked if McMullan would drive across Alligator Alley to chat with them.

On a Saturday morning, he walked into a room filled with folks who would become the founding directors.

“It didn’t take me very long to figure out that this would be an opportunity to do something very special,” McMullan said.

He tells the story this way.

“After a couple of hours of talking about how much opportunity was here, and how great this would be, I said, ‘I’ve got four children to put through college. I’ve got to ask: Is this a Naples flip?’”

“I knew what the answer was going to be, but you need to hear it,” McMullan said.

Getting the answer

The group that Saturday was filled with folks like Lorenzo Walker, who had ties to the community since the 1950s, and Frye, who had built the first condo on the beach, McMullan said. These were people who go way back to the real history of Naples, he said.

They believed that any vibrant community needs a vibrant bank that can make decisions locally and fully integrate the community, he said.

“A full partnership with the community was what we needed,” McMullan said.

Then, the real answer to his question came.

“Joe Cox got up, locked the door and said, ‘Mike, look around the room. Do you really think this is a Naples flip?’” McMullan recalled.

“And I said, ‘No, Joe. I just had to ask,’” McMullan said.

Three years after that, Mahan joined McMullan. Building something significant is a time- and energy-consuming job, and bank directors took the first five or six years to do that, they said.

Bancshares of Florida Inc. was incorporated in September 1998 to serve as a holding company for Bank of Florida-Southwest, Bank of Florida Trust Co., Bank of Florida and Bank of Florida-Tampa Bay.

Bank of Florida-Southwest started operations on Aug. 24, 1999. Since then, in addition to the Immokalee Road branch, directors have opened banks on Tamiami Trail in North Naples, two branches in Fort Lauderdale, one in Boca Raton, and one in Tampa.

The ‘feel’ and the future

They’re still working at it.

On March 7, Bancshares of Florida — which trades on Nasdaq under the symbol BOFL — acquired Bristol Bank in Coral Gables.

Bank of Florida had $570 million in assets. Bristol’s one branch had $93 million.

Bank of Florida plans to open a branch in Aventura — a city in north Miami-Dade County — in May or June.

The philosophy remains the same as when bank directors acquired Bristol. They require a good fit on several levels: strategic, financial and cultural. Bristol and Coral Gables demographics are a perfect fit, Mahan said.

Peacock said bank directors will continue to look at growth throughout the state, when the fit and market feel right, whether it involves a startup or an acquisition.

The “feel” is stressed in all they do, even in a sign in the Immokalee branch’s outer lobby that says, “Private banking.”

A visitor asks: Doesn’t that phrase usually imply big bucks are necessary? While Bank of Florida offers checking accounts with a minimum of $100 in deposits, bank directors don’t really view their product as a retail bank, Dewberry said.

“There is much more of a personal feel,” she said.

The bank enforces a homey feel, with a sitting area that is more like a living room than a waiting room. There are coffee, cookies, a big color TV, newspapers and magazines.

Bank directors want drive-through customers to feel as wanted. Instead of a window, there’s a two-way TV screen. And while the teller is attending to the customer, the TV switches over to a 24-hour news channel, for a less boring wait.

But, sometimes, it’s not what bank directors do but what they do not do that best illustrates integrity.

A family friend

Kim and Peter Minarich have known Joe Cox for years as a family friend. In fact, Cox performed the ceremony when the couple married in 2000.

He’s also their attorney. Shortly after they wed, Kim and Peter went to Cox to rewrite their wills and sort through their various accounts and trusts.

Never once did Cox suggest the couple move their accounts over to the Bank of Florida, said Kim Minarich, a vice president with Naples developer Gulf Bay Group.

“He’s an amazing guy, and we adore him,” she said.

While directors and founders continue to foster relationships with friends, bank staff has grown.

Co-founder John B. James joined the bank as an employee in 2000. A banking industry veteran of 36 years, James is now the executive vice president and director of corporate risk management.

Vice president and chief financial officer Tracy Keegan started working at the bank on Jan. 1, coming with 20 years of experience at Bankers Bank of Georgia, and Prudential Bank and Trust Co.

Two years ago, executive vice president and operation and technology director Daniel Taylor jumped over to the bank with 36 years of experience at TIB Bank, then First Florida Bank.

Bank directors have been coaxing leaders in each community to get involved.

In 2003, H. Wayne Huizenga Jr. joined the board. The Huizenga family owns the Miami Dolphins football team on the east coast. Also on the board is former Fort Lauderdale “Citizen of the Year” Terry Stiles, who is chairman and chief executive officer of Stiles Corp., a multimillion-dollar real estate development company.

Growing up

Bank of Florida saw a 35 percent increase in assets from Dec. 31, 2004, to Dec. 31, 2005, growing from $421 million to $570 million, before the Bristol acquisition.

For the same period, loans increased by 49 percent from $326 million to $486 million; and deposits grew 32 percent from $376 million to $495 million.

On Dec. 31, the loan mix ranged from 2 percent in consumer loans to 38 percent in commercial real estate.

Mahan, the bank’s executive vice president, is proud of the bank’s shareholder makeup, and the strength of ownership that board members, executive officers and employees have in the company.

At the end of February, the bank had 1,895 shareholders.

Ownership is not concentrated among a few managers or board members, said Dewberry, bank spokeswoman.

“At this point, our largest single stockholder owns 8 percent of the company, and that is an institutional investor, not one individual,” she said.

Equal treatment

Bank of Florida treats its customers the same whether they are big or small.

While the average depositor is in the $80,000 range — and that includes checking, savings, money market and CD deposit accounts — the door-to-door service will courier paperwork for any customer, whether commercial, small business or individual, Dewberry said.

It takes $100 to open any account. Bank of Florida’s most basic “easy checking” account has no minimum balance requirement, and lets the customer write 10 checks per month at no charge. There is an $8 monthly account maintenance fee, and if more than 10 checks are written, each extra one will cost 35 cents.

To avoid monthly maintenance fees, customers must maintain a minimum daily balance of $750. An interest-earning account requires a minimum $1,500 balance to avoid a maintenance fee.

For customers who have seen their 50th birthday, the bank offers a different deal: No maintenance fee with direct deposit, unlimited checks, no minimum balance, but interest on a minimum daily balance of $1,000.

Friday, the bank’s stock opened at $21.80 a share, hit a high of $22, and closed at $21.96.

In the past year, the stock traded at a high of $24.50.

Bancshares of Florida, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”), for the offering to which this article relates. Before you invest, you should read the prospectus in that registration statement and any other documents relating to this offering that Bancshares of Florida, Inc. has filed with the SEC for more complete information about Bancshares of Florida, Inc. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bancshares of Florida, Inc. and any underwriter participating in this offering will arrange to send you the prospectus and this free writing prospectus if you so request by calling 239-254-2100.

In connection with the proposed merger with Bristol Bank, Bancshares of Florida, Inc. will file a proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed transactions with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it because it will contain important information about Bancshares of Florida, Inc., Bristol Bank and the proposed transaction.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: (1) statements about the benefits of the combination of Bancshares of Florida, Inc. and Bristol Bank, including future financial and operating results, cost savings, and enhanced revenues; (2) statements with respect to Bancshares of Florida, Inc. and Bristol Bank’s, plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, and “projects”, as well as similar expressions. These statements are based upon the current beliefs and expectations of Bancshares’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.